

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Anil Idnani
Chief Executive Officer
Clikia Corp.
1 Bridge Plaza
2nd Floor
Fort Lee, NJ 07024

> **Re: Clikia Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 13, 2020**
> **File No. 024-11230**

Dear Mr. Idnani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2020 letter.

Amendment No. 2 to Offering Statement of Form 1-A, filed August 13, 2020

Risk Factors, page 4

1. We note your response to comment 1, including that you have removed references to "aviation" from your filing. However, your amended filing includes the following disclosures relating to your future aviation services:

   - "In the future, we may experience rapid growth in our aviation services" (page 5); and

   - "our plans for implementing our aviation services and achieving profitability are

based on the experience, judgment and assumptions of our sole executive officer"
(page 5).

For clarity and consistency, please remove these statements from your filing.

Clikia Corp.
Consolidated Balance Sheets, page F-2

2. We note the "notes receivable - third party" of $225,000 has been outstanding since at
    least September 30, 2017. Please explain to us why you believe this note is collectible
    and not impaired.

3. The amounts of total stockholders' deficit at March 31, 2020 and common stock at March
    31, 2019 between the balance sheets on page F-2 and statements of stockholders' deficit
    on page F-4 do not agree. Please reconcile and revise these amounts as appropriate.

General

4. We note your response to comment 10, and your amended disclosure on the prospectus
    cover page. However, your amended disclosure is not completely responsive to our
    comment. Please disclose, if true, that you intend to file an offering circular supplement
    under Rule 253(g), or tell us why you do not believe you are required to include this
    disclosure.

    You may contact Linda Cvrkel at (202) 551-3813 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please
contact Katherine Bagley at (202) 551-2545 or Jennifer López at (202) 551-3792 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services